Mail Stop 4561

March 5, 2009

Stanley L. Schloz
Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, AZ 85258

> **Re: Tempco, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 26, 2009**
> **File No. 001-10320**

Dear Mr. Schloz:

  This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Proposal, page 5

1. Given the general nature of your proposal, please include the text of the proposed amendment to your Articles of Incorporation in your proxy statement.

2. It appears that you are proposing that your shareholders approve a grant of authority to your board of directors to implement unrestricted reverse or forward stock splits. As a reverse split could result in an effective increase in your number of authorized shares, and a forward split would result in a modification of a class of your securities, please provide your analysis as to whether your proposal is consistent with Article 11 and Article 12 of Schedule 14A, which require that an issuer disclose in its proxy statement the amount of securities to be authorized or issued. Also, explain to us, with reference to the statutory provisions of Nevada law regarding procedures to be followed to amend the

articles of incorporation, whether it is permissible for shareholders to approve a resolution delegating to management the discretion to implement a forward or reverse split of an unspecified ratio. Finally, expand your disclosure to describe the factors that the board of directors will consider in setting the ratio for a forward or reverse stock split.

3.   As noted in the previous comment, because you do not appear to be seeking concurrent approval to reduce the number of your authorized shares of common stock, a reverse stock split would increase the number of shares of common stock available for issuance. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

4.   Revise your proxy statement to explain how you will address the situation of shareholders who may currently own a number of shares that, after a reverse split, will equal less than one whole share. If you intend to pay cash in lieu of fractional shares, please provide your analysis as to the applicability of Rule 13e-3 under the Exchange Act.

                              *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel